FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………… ,	2013

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 30, 2013	By ……/s/…… Toshihide Aoki………
(Signature)*

Toshihide Aoki General Manager Consolidated Accounting Div. Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

1. RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2012

RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2012

January 30, 2013

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual				Projected
	Year ended December 31, 2012	Year ended December 31, 2011	Change(%)	Year ended December 31, 2012	Year ending December 31, 2013	Change(%)
Net sales	¥3,479,788	¥3,557,433	- 2.2	$39,997,563	¥3,810,000	+ 9.5
Operating profit	323,856	378,071	- 14.3	3,722,483	410,000	+ 26.6
Income before income taxes	342,557	374,524	- 8.5	3,937,437	400,000	+ 16.8
Net income attributable to Canon Inc.	¥224,564	¥248,630	- 9.7	$2,581,195	¥255,000	+ 13.6

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥191.34	¥204.49	- 6.4	$2.20	¥221.20	+ 15.6
- Diluted	191.34	204.48	- 6.4	2.20	-	-

	Actual
	As of December 31, 2012	As of December 31, 2011	Change(%)	As of December 31, 2012
Total assets	¥3,955,503	¥3,930,727	+ 0.6	$45,465,552

Canon Inc. stockholders’ equity	¥2,598,026	¥2,551,132	+ 1.8	$29,862,368

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY 87= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 28, 2012, solely for the convenience of the reader.

NON-CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Year ended December 31, 2012	Year ended December 31, 2011	Change(%)	Year ended December 31, 2012
Net sales	¥2,113,420	¥2,160,732	- 2.2	$24,292,184
Operating profit	198,695	246,914	- 19.5	2,283,851
Ordinary profit	235,728	282,052	- 16.4	2,709,517
Net income	¥157,647	¥173,201	- 9.0	$1,812,034

Net income per share:
- Basic	¥134.32	¥142.45	- 5.7	$1.54
- Diluted	134.32	142.45	- 5.7	1.54
Dividend per share	130.00	120.00	+ 8.3	1.49

	Actual
	As of December 31, 2012	As of December 31, 2011	Change(%)	As of December 31, 2012
Total assets	¥2,337,002	¥2,511,608	- 7.0	$26,862,092

Net assets	¥1,594,688	¥1,729,096	- 7.8	$18,329,747

Note:	U.S. dollar amounts are translated from yen at the rate of JPY 87= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 28, 2012, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2012 in Review

Looking back at the global economy in 2012, in the United States there were signs of improvement in employment conditions and housing issues as the economy continued to grow moderately. In Europe, the economic downturn in Southern European countries spread to Germany and other major countries, having a serious impact on the overall European economy. Economic growth in emerging markets such as China and India slowed down somewhat due to lagging exports and the effects of tight monetary policies. In Japan, despite the reconstruction demand seen at the beginning of the year from the previous year’s earthquake in Japan and flooding in Thailand, the economy entered a phase of recession during the latter half of the year due to the slowdown in the global economy and reduced domestic demand. As for the global economy overall, the effects of the European financial crisis were felt worldwide, leading to a widespread slowdown.

As for the markets in which Canon operates amid these conditions, while demand for office color multifunction devices (MFDs) showed growth in Japan and other regions, demand for laser printers remained sluggish mainly in European markets. Demand for interchangeable-lens digital cameras continued to display strong growth across global markets while demand for compact digital cameras shrunk not only in developed countries, but also in China and some emerging nations. Overall demand for inkjet printers also waned due to the weak economy. In the industry and others segment, demand for semiconductor lithography equipment remained restrained due to weak capital investment for memory devices while lithography equipment used in the production of flat panel display (FPDs) encountered sluggish demand for large-size FPD panels despite the healthy market for mid- and small-size FPD panels used mainly in smartphones and tablet PCs.

The average value of the yen during the year was ¥79.96 against the U.S. dollar, a slight depreciation compared with the previous year, and ¥102.80 against the euro, a year-on-year appreciation of approximately ¥8.

Owing to the economic slowdown mainly in Europe and the high valuation of the yen against the euro, combined with the cooling off of demand in China during the latter half of the year, the Canon Group faced increasingly challenging conditions across all of its businesses. Amid this harsh environment, although Canon continued Group-wide efforts to expand sales, mainly for competitively priced products such as interchangeable-lens digital cameras and office equipment, net sales for the year declined 2.2% to ¥3,479.8 billion (U.S.$39,998 million). The gross profit ratio declined by 1.4 points year on year to 47.4% due to the significant impact of the strong yen and product mix. Thanks to Group-wide efforts to thoroughly reduce spending, operating expenses decreased by 2.4% to ¥1,326.1 billion (U.S.$15,243 million). Other income (deductions) achieved a turnaround of ¥22.2 billion (U.S.$256 million) owing to an improvement in foreign currency exchange gain, resulting in income before income taxes of ¥342.6 billion (U.S.$3,937 million), a decrease of 8.5% year on year. Net income attributable to Canon Inc. decreased by 9.7% to ¥224.6 billion (U.S.$2,581 million) from the previous year.

Basic net income attributable to Canon Inc. stockholders per share for the year was ¥191.34 (U.S.$ 2.20), a year-on-year decrease of ¥13.15 (U.S.$ 0.15).

Results by Segment

Looking at Canon’s full-year performance by business sector, within the Office Business Unit, amid the continued hearty demand for color MFDs, such as imageRUNNER ADVANCE C5000/C2000-series models, sales volumes of both monochrome and color MFDs increased from the year-ago period. In addition, sales of imagePRESS C7010VPS-series color MFDs for production printing, machines that were jointly developed by Canon and Océ, contributed to sales growth. As for laser printers, sales volumes declined mainly in Europe due to deterioration in business sentiment. Consequently, sales for the segment totaled ¥1,757.6 billion (U.S.$20,202 million), a decline of 8.4% year on year, while operating profit decreased by 21.5% to ¥203.6 billion (U.S.$2,340 million) for the year.

Within the Imaging System Business Unit, unit sales of interchangeable-lens digital cameras increased thanks to the competitively priced EOS Rebel series along with the EOS 5D Mark III and EOS 60D advanced-amateur models. As for compact digital cameras, despite the significant deterioration of market conditions, sales volume remained at the same level as the previous year thanks to robust sales of the PowerShot ELPH 110 HS and PowerShot A2300. With respect to inkjet printers, sales volume surpassed that for the year-ago period owing to the early restoration of production following the flooding in Thailand. Furthermore, the company successfully entered new markets with the launch of its CINEMA EOS SYSTEM lineup of professional cinematography products, targeting Hollywood and the broader motion picture and television production market, along with the new DreamLabo 5000, targeting the commercial photo printing market. As a result, sales for the segment increased by 7.2% year on year to ¥1,406.0 billion (U.S.$16,161 million) while operating profit decreased by 0.5% to ¥210.3 billion (U.S.$2,417 million).

As for the Industry and Others Business Unit, among semiconductor lithography equipment, while sales of i-line steppers remained at the same level as the previous year owing to demand for image sensors and LED elements, sales volume overall decreased due to restrained capital expenditure for memory devices. As for flat-panel-display lithography equipment, unit sales dropped substantially in the face of shrinking demand for equipment used in the production of large-size panels, an area in which Canon is particularly strong. Consequently, sales for the segment totaled ¥407.8 billion (U.S.$4,688 million), a decrease of 3.1% year on year, and operating profit totaled ¥5.9 billion (U.S.$68 million), a decrease of 75.7%.

Cash Flow

During 2012, cash flow from operating activities totaled ¥384.1 billion (U.S.$4,415 million), a decrease of ¥85.5 billion (U.S.$983 million) from the previous year as a result of efforts to optimize inventory levels in order to avoid losing potential sales opportunities while increasing flexibility in responding to emergency situations, along with the recovery of production following the previous year’s flooding in Thailand. Cash flow from investing activities totaled ¥212.7 billion (U.S.$2,445 million), a decrease of ¥43.8 billion (U.S.$503 million) year on year, due to the net effect of increased capital investment focused on boosting production and reducing the amounts of time deposits included in short-term investments. Accordingly, free cash flow totaled ¥171.4 billion (U.S.$1,970 million), a decrease of ¥41.7 billion (U.S.$479 million) from the previous year.

Cash flow from financing activities recorded an outlay of ¥319.7 billion (U.S.$3,675 million), mainly arising from the dividend payout and the repurchasing of treasury stock. Consequently, cash and cash equivalents decreased by ¥106.5 billion (U.S.$1,225 million) to ¥666.7 billion (U.S.$7,663 million) from the end of the previous year, including positive foreign currency translation adjustments.

Non-consolidated Results

Non-consolidated net sales totaled ¥2,113.4 billion (U.S.$24,292 million), a year-on-year decrease of 2.2%, ordinary profit declined by 16.4% to ¥235.7 billion (U.S.$2,710 million), and net income decreased by 9.0% to ¥157.6 billion (U.S.$1,812 million).

Outlook

As for the outlook in 2013, while the challenging conditions from the previous year will continue, the global economy is expected to realize a moderate recovery in the latter half of the year. The U.S. economy is expected to achieve moderate growth thanks to improved unemployment conditions and housing issues. In Europe, since a significant amount of time will likely be needed to realize a recovery, the region’s economy will likely remain sluggish throughout the year. Emerging economies such as China and India are expected to recover from the previous year’s temporary slowdown to achieve high rates of growth. Japan, buoyed by aggressive economic policies and the recovery of the global economy, is expected to emerge from recession in the latter half of the year.

In the businesses in which Canon is involved, demand for such products as MFDs is projected to grow steadily while the laser printer market is expected to follow a path of recovery. Demand for interchangeable-lens digital cameras is expected to continue increasing across all regions. While the compact digital camera market is projected to shrink due to economic conditions and the spread of smartphones, the impact on advanced-functionality, high-value-added products will likely be relatively small. As for inkjet printers, demand overall is expected to remain around the same level as that for the year just ended. In the industry and others segment, while demand is expected to remain sluggish for i-line steppers due to restrained capital investment, demand for lithography equipment used to produce large-size flat-panel displays will likely pick up in line with the recovery in demand for large-size panels.

With regard to currency exchange rates for the year, on which Canon’s performance outlook is based, despite the uncertainty over such factors as the euro debt crisis and economic conditions in other major countries, Canon anticipates exchange rates of ¥85 to the U.S. dollar and ¥115 to the euro, representing depreciations of approximately ¥5 against the U.S. dollar, and approximately ¥12 against the euro compared with the previous year. Upon taking into consideration these foreign exchange rate assumptions and current economic forecasts, Canon projects full-year consolidated net sales in 2013 of ¥3,810.0 billion (U.S.$43,793 million), a year-on-year increase of 9.5%; operating profit of ¥410.0 billion (U.S.$4,713 million), a year-on-year increase of 26.6%; income before income taxes of ¥400.0 billion (U.S.$4,598 million), a year-on-year increase of 16.8%; and net income attributable to Canon Inc. of ¥255.0 billion (U.S.$2,931 million), a year-on-year increase of 13.6%.

Basic Policy Regarding Profit Distribution and Dividends for the Current Fiscal Year

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration mid-term profit forecasts, planned future investments, cash flow and other factors.

In 2012, despite the challenging business environment characterized by the European recession, Canon was able to generate adequate cash on hand thanks to comprehensive cash flow management and subsequent improvements in management efficiency. In light of this situation, Canon plans to distribute a full-year dividend totaling ¥130 (U.S.$1.49) per share (interim dividend of ¥60 [U.S.$0.69] per share [already distributed], and year-end dividend of ¥70 [U.S.$0.80] per share), a regular dividend of ¥120 (U.S.$1.38) and a commemorative dividend of ¥10 (U.S.$0.11) to mark the 75th anniversary of the company’s establishment.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Management Policy

(1) Basic Policy

Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporation targeting continued growth and development.

(2) Management Goals

Based on this basic management policy, Canon launched the Excellent Global Corporation Plan in 1996. Through Phases I, II and III, Canon worked to build a solid management base.

From 2011, Canon embarked on a new five-year plan, Phase IV (2011–2015), under the slogan “Aiming for the Summit – Speed & Sound Growth –.”

The global economy’s engine of growth is undergoing a large shift from developed countries to emerging countries, a shift that is expected to lead to volatility in the business environment. Canon will take advantage of this dramatic change and will again tackle the challenge of achieving sound growth through timely transformation tailored to the changing times.

In particular, Canon is focusing on the following six important management objectives.

1)	Achieving the overwhelming No. 1 position in all core businesses and expanding related and peripheral businesses

2)	Developing new business through globalized diversification and establishing the Three Regional Headquarters management system

3)	Establishing a world-leading globally optimized production system

4)	Comprehensively reinforcing global sales capabilities

5)	Building the foundations of an environmentally advanced corporation

6)	Imparting a corporate culture and cultivating human resources befitting a truly excellent global company

Canon began 2012 with the aim of returning to a path of growth, overcoming such trials as the earthquake that struck Japan the previous year. But due to such factors as the prolonged European debt crisis and the yen’s appreciation, the business environment that the Canon Group faced continued to prove exceptionally challenging. Going forward, although prospects for economic recovery in the United States and Europe and growth in emerging markets remain unclear and uncertain, the Canon Group aims to work together, overcoming challenges to firmly achieve sales and profit growth.

(3) Business Challenges and Countermeasures

2013 represents the third year of Phase IV (2011–2015) of the Excellent Global Corporation Plan, a year in which Canon will implement various measures in line with the basic policy Canon has established for the year of decisively implementing reforms and achieving sound business growth in the face of the current turbulent business environment.

In order to achieve its targets, Canon has set and will actively pursue the following five priority goals.

1.	Reinforcing Business by Creating Outstanding Hit Products

Canon aims to develop next-generation products and creates business models that take into account the dramatic changes taking place in the market. It will further reinforce business profitability, launching in a timely manner new products that are of sound quality and are screened through a process of selection and concentration.

2.	Securely Launching New Businesses and Achieving Sound Expansion

Canon will work to fundamentally strengthen its business targeting the rapidly growing market for network camera systems. Canon will also work to bolster its CINEMA EOS SYSTEM and its MR System (MREAL). Additionally, Canon will take full advantage of M&A opportunities to further broaden the range of its business.

3.	Thoroughly Strengthening Sales in Accordance with Respective Market Characteristics

In the office products domain, Canon will leverage its integration with Océ to accelerate the securing of large client accounts, while in the consumer products domain, Canon will strengthen its sales network of mass distributors. In emerging markets such as China, Canon will build infrastructure to expand sales in accordance with the unique characteristics in each country.

4.	Relentlessly Pursuing Cost Reductions and Accelerating Optimization of Global Production

Canon will accelerate the application of automated and robot-based production. Canon will also expand its application of in-house production, which has focused mainly on key components, to include general parts and molds. Additionally, Canon will review production allocation in order to promote a globally optimized production structure.

5.	Concentrating on Cultivation of Technological Themes that Lead the Way to the Future

Canon will accelerate innovation by further filtering down key themes and concentrating resources.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

III. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of December 31, 2012	As of December 31, 2011	Change	As of December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	¥666,678	¥773,227	¥(106,549)	$7,662,966
Short-term investments	28,322	125,517	(97,195)	325,540
Trade receivables, net	573,375	533,208	40,167	6,590,517
Inventories	551,623	476,704	74,919	6,340,494
Prepaid expenses and other current assets	262,258	244,649	17,609	3,014,460

Total current assets	2,082,256	2,153,305	(71,049)	23,933,977
Noncurrent receivables	19,702	16,772	2,930	226,460
Investments	56,617	51,790	4,827	650,770
Property, plant and equipment, net	1,260,364	1,190,836	69,528	14,486,943
Intangible assets, net	135,736	138,030	(2,294)	1,560,184
Other assets	400,828	379,994	20,834	4,607,218

Total assets	¥3,955,503	¥3,930,727	¥24,776	$45,465,552

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥1,866	¥8,343	¥(6,477)	$21,448
Trade payables	325,235	380,532	(55,297)	3,738,333
Accrued income taxes	60,057	45,900	14,157	690,310
Accrued expenses	291,348	299,422	(8,074)	3,348,828
Other current liabilities	165,929	159,651	6,278	1,907,230

Total current liabilities	844,435	893,848	(49,413)	9,706,149
Long-term debt, excluding current installments	2,117	3,368	(1,251)	24,333
Accrued pension and severance cost	272,131	249,604	22,527	3,127,943
Other noncurrent liabilities	82,518	70,240	12,278	948,483

Total liabilities	1,201,201	1,217,060	(15,859)	13,806,908

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	2,008,759
Additional paid-in capital	401,547	401,572	(25)	4,615,483
Legal reserve	61,663	59,004	2,659	708,770
Retained earnings	3,138,976	3,059,298	79,678	36,080,184
Accumulated other comprehensive income (loss)	(367,249)	(481,773)	114,524	(4,221,253)
Treasury stock, at cost	(811,673)	(661,731)	(149,942)	(9,329,575)

Total Canon Inc. stockholders’ equity	2,598,026	2,551,132	46,894	29,862,368

Noncontrolling interests	156,276	162,535	(6,259)	1,796,276

Total equity	2,754,302	2,713,667	40,635	31,658,644

Total liabilities and equity	¥3,955,503	¥3,930,727	¥24,776	$45,465,552

	Millions of yen			Thousands of U.S. dollars
	As of December 31, 2012	As of December 31, 2011		As of December 31, 2012
Notes:
1. Allowance for doubtful receivables	¥12,970	¥11,563		$149,080
2. Accumulated depreciation	2,159,453	2,038,682		24,821,299
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(247,734)	(378,863)		(2,847,517)
Net unrealized gains and losses on securities	4,146	1,003		47,655
Net gains and losses on derivative instruments	(4,462)	455		(51,287)
Pension liability adjustments	(119,199)	(104,368)		(1,370,104)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

    Consolidated statements of income

Results for the fourth quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended December 31, 2012	Three months ended December 31, 2011	Change(%)		Three months ended December 31, 2012
Net sales	¥951,394	¥964,757	-	1.4	$10,935,563
Cost of sales	519,002	505,236			5,965,540

Gross profit	432,392	459,521	-	5.9	4,970,023
Operating expenses:
Selling, general and administrative expenses	280,052	281,269			3,218,989
Research and development expenses	74,636	83,642			857,885

	354,688	364,911			4,076,874

Operating profit	77,704	94,610	-	17.9	893,149
Other income (deductions):
Interest and dividend income	1,703	2,616			19,575
Interest expense	(509)	(161)			(5,851)
Other, net	10,210	(4,465)			117,357

	11,404	(2,010)			131,081

Income before income taxes	89,108	92,600	-	3.8	1,024,230
Income taxes	24,588	28,423			282,621

Consolidated net income	64,520	64,177			741,609
Less: Net income attributable to noncontrolling interests	3,347	2,734			38,471

Net income attributable to Canon Inc.	¥61,173	¥61,443	-	0.4	$703,138

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
	Year ended December 31, 2012	Year ended December 31, 2011	Change(%)		Year ended December 31, 2012
Net sales	¥3,479,788	¥3,557,433	-	2.2	$39,997,563
Cost of sales	1,829,822	1,820,670			21,032,437

Gross profit	1,649,966	1,736,763	-	5.0	18,965,126
Operating expenses:
Selling, general and administrative expenses	1,029,646	1,050,892			11,835,011
Research and development expenses	296,464	307,800			3,407,632

	1,326,110	1,358,692			15,242,643

Operating profit	323,856	378,071	-	14.3	3,722,483
Other income (deductions):
Interest and dividend income	6,792	8,432			78,069
Interest expense	(1,022)	(988)			(11,747)
Other, net	12,931	(10,991)			148,632

	18,701	(3,547)			214,954

Income before income taxes	342,557	374,524	-	8.5	3,937,437
Income taxes	110,112	120,415			1,265,655

Consolidated net income	232,445	254,109			2,671,782
Less: Net income attributable to noncontrolling interests	7,881	5,479			90,587

Net income attributable to Canon Inc.	¥224,564	¥248,630	-	9.7	$2,581,195

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the fourth quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended December 31, 2012	Three months ended December 31, 2011	Change(%)		Three months ended December 31, 2012
Consolidated net income	¥64,520	¥64,177	+	0.5	$741,609
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	127,103	4,244			1,460,954
Net unrealized gains and losses on securities	2,337	1,996			26,862
Net gains and losses on derivative instruments	(5,123)	(1,619)			(58,885)
Pension liability adjustments	(13,736)	(39,878)			(157,885)

	110,581	(35,257)			1,271,046

Comprehensive income	175,101	28,920	+	505.5	2,012,655
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,047	(922)			69,506

Comprehensive income attributable to Canon Inc.	¥169,054	¥29,842	+	466.5	$1,943,149

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
	Year ended December 31, 2012	Year ended December 31, 2011	Change(%)		Year ended December 31, 2012
Consolidated net income	¥232,445	¥254,109	-	8.5	$2,671,782
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	133,735	(54,086)			1,537,184
Net unrealized gains and losses on securities	3,265	(2,116)			37,529
Net gains and losses on derivative instruments	(4,880)	(449)			(56,092)
Pension liability adjustments	(12,787)	(38,377)			(146,978)

	119,333	(95,028)			1,371,643

Comprehensive income	351,778	159,081	+	121.1	4,043,425
Less: Comprehensive income attributable to noncontrolling interests	10,824	1,765			124,414

Comprehensive income attributable to Canon Inc.	¥340,954	¥157,316	+	116.7	$3,919,011

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.  DETAILS OF SALES

Results for the fourth quarter	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Three months ended December 31, 2012	Three months ended December 31, 2011	Change(%)		Three months ended December 31, 2012
Office	¥456,323	¥498,341	-	8.4	$5,245,092
Imaging System	410,675	372,765	+	10.2	4,720,402
Industry and Others	106,768	114,030	-	6.4	1,227,218
Eliminations	(22,372)	(20,379)		-	(257,149)

Total	¥951,394	¥964,757	-	1.4	$10,935,563

	Millions of yen				Thousands of U.S. dollars
Sales by region	Three months ended December 31, 2012	Three months ended December 31, 2011	Change(%)		Three months ended December 31, 2012
Japan	¥198,803	¥201,320	-	1.3	$2,285,092
Overseas:
Americas	266,352	274,304	-	2.9	3,061,517
Europe	288,909	290,648	-	0.6	3,320,793
Asia and Oceania	197,330	198,485	-	0.6	2,268,161

	752,591	763,437	-	1.4	8,650,471

Total	¥951,394	¥964,757	-	1.4	$10,935,563

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Year ended December 31, 2012	Year ended December 31, 2011	Change(%)		Year ended December 31, 2012
Office	¥1,757,575	¥1,917,943	-	8.4	$20,202,011
Imaging System	1,405,971	1,312,044	+	7.2	16,160,586
Industry and Others	407,840	420,863	-	3.1	4,687,816
Eliminations	(91,598)	(93,417)		-	(1,052,850)

Total	¥3,479,788	¥3,557,433	-	2.2	$39,997,563

	Millions of yen				Thousands of U.S. dollars
Sales by region	Year ended December 31, 2012	Year ended December 31, 2011	Change(%)		Year ended December 31, 2012
Japan	¥720,286	¥694,450	+	3.7	$8,279,149
Overseas:
Americas	939,873	961,955	-	2.3	10,803,138
Europe	1,014,038	1,113,065	-	8.9	11,655,609
Asia and Oceania	805,591	787,963	+	2.2	9,259,667

	2,759,502	2,862,983	-	3.6	31,718,414

Total	¥3,479,788	¥3,557,433	-	2.2	$39,997,563

Notes 1. The primary products included in each of the segments are as follows:

Office Business Unit :	Office multifunction devices (MFDs) / Office copying machines / Personal-use copying machines / Laser MFDs / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solution

Imaging System Business Unit *:	Interchangeable-lens digital cameras / Compact digital cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Inkjet printers /Large-format inkjet printers / Commercial photo printers / Image scanners / Broadcast equipment / Calculators

Industry and Others Business Unit :	Semiconductor lithography equipment / Flat-panel-display lithography equipment / Digital radiography systems / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED panel manufacturing equipment / Micromotors / Computers / Handy terminals / Document scanners

*The “Consumer Business Unit” has been renamed the “Imaging System Business Unit”.

2. The principal countries and regions included in each regional category are as follows:

Americas:	United States of America, Canada, Latin America
Europe:	United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania:	China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.  CONSOLIDATED STATEMENTS OF EQUITY

Millions of yen

	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2010	¥174,762	¥400,425	¥57,930	¥2,965,237	¥(390,459)	¥(562,113)	¥2,645,782	¥163,855	¥2,809,637
Equity transactions with noncontrolling interests and other		1,193		(609)			584	(247)	337
Dividends paid to Canon Inc. stockholders				(152,784)			(152,784)		(152,784)
Dividends paid to noncontrolling interests								(2,838)	(2,838)
Transfers to legal reserve			1,074	(1,074)			-		-

Comprehensive income:
Net income				248,630			248,630	5,479	254,109
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(53,251)		(53,251)	(835)	(54,086)
Net unrealized gains and losses on securities					(2,017)		(2,017)	(99)	(2,116)
Net gains and losses on derivative instruments					(462)		(462)	13	(449)
Pension liability adjustments					(35,584)		(35,584)	(2,793)	(38,377)
Total comprehensive income							157,316	1,765	159,081
Repurchase of treasury stock, net		(46)		(102)		(99,618)	(99,766)		(99,766)
Balance at December 31, 2011	¥174,762	¥401,572	¥59,004	¥3,059,298	¥(481,773)	¥(661,731)	¥2,551,132	¥162,535	¥2,713,667

Equity transactions with noncontrolling interests and other		(16)		152	(1,866)		(1,730)	(13,591)	(15,321)
Dividends paid to Canon Inc. stockholders				(142,362)			(142,362)		(142,362)
Dividends paid to noncontrolling interests								(3,492)	(3,492)
Transfers to legal reserve			2,659	(2,659)			-		-

Comprehensive income:
Net income				224,564			224,564	7,881	232,445
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					132,704		132,704	1,031	133,735
Net unrealized gains and losses on securities					3,148		3,148	117	3,265
Net gains and losses on derivative instruments					(4,882)		(4,882)	2	(4,880)
Pension liability adjustments					(14,580)		(14,580)	1,793	(12,787)
Total comprehensive income							340,954	10,824	351,778
Repurchase of treasury stock, net		(9)		(17)		(149,942)	(149,968)		(149,968)
Balance at December 31, 2012	¥174,762	¥401,547	¥61,663	¥3,138,976	¥(367,249)	¥(811,673)	¥2,598,026	¥156,276	¥2,754,302

								Thousands of U.S. dollars
Balance at December 31, 2011	$2,008,759	$4,615,770	$678,207	$35,164,345	$(5,537,621)	$(7,606,104)	$29,323,356	$1,868,219	$31,191,575
Equity transactions with noncontrolling interests and other		(184)		1,748	(21,448)		(19,884)	(156,219)	(176,103)
Dividends paid to Canon Inc. stockholders				(1,636,345)			(1,636,345)		(1,636,345)
Dividends paid to noncontrolling interests								(40,138)	(40,138)
Transfers to legal reserve			30,563	(30,563)			-		-

Comprehensive income:
Net income				2,581,195			2,581,195	90,587	2,671,782
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					1,525,333		1,525,333	11,851	1,537,184
Net unrealized gains and losses on securities					36,184		36,184	1,345	37,529
Net gains and losses on derivative instruments					(56,115)		(56,115)	23	(56,092)
Pension liability adjustments					(167,586)		(167,586)	20,608	(146,978)
Total comprehensive income							3,919,011	124,414	4,043,425
Repurchase of treasury stock, net		(103)		(196)		(1,723,471)	(1,723,770)		(1,723,770)
Balance at December 31, 2012	$2,008,759	$4,615,483	$708,770	$36,080,184	$(4,221,253)	$(9,329,575)	$29,862,368	$1,796,276	$31,658,644

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2012
Cash flows from operating activities:
Consolidated net income	¥232,445	¥254,109	$2,671,782
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	258,133	261,343	2,967,046
Loss on disposal of fixed assets	11,242	8,937	129,218
Deferred income taxes	7,487	29,129	86,057
Decrease in trade receivables	5,030	9,991	57,816
Increase in inventories	(24,805)	(109,983)	(285,115)
Increase (decrease) in trade payables	(102,293)	35,766	(1,175,782)
Increase (decrease) in accrued income taxes	12,427	(25,653)	142,839
Increase (decrease) in accrued expenses	(30,089)	8,938	(345,851)
Increase (decrease) in accrued (prepaid) pension and severance cost	5,515	(2,315)	63,391
Other, net	8,985	(700)	103,277

Net cash provided by operating activities	384,077	469,562	4,414,678
Cash flows from investing activities:
Purchases of fixed assets	(316,211)	(238,129)	(3,634,609)
Proceeds from sale of fixed assets	4,861	3,273	55,874
Purchases of available-for-sale securities	(417)	(2,160)	(4,793)
Proceeds from sale and maturity of available-for-sale securities	344	1,934	3,954
(Increase) decrease in time deposits, net	103,137	(34,111)	1,185,483
Acquisitions of subsidiaries, net of cash acquired	(704)	29	(8,092)
Purchases of other investments	(796)	(373)	(9,149)
Other, net	(2,954)	12,994	(33,955)

Net cash used in investing activities	(212,740)	(256,543)	(2,445,287)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	614	725	7,057
Repayments of long-term debt	(3,732)	(4,670)	(42,897)
Increase (decrease) in short-term loans, net	(5,055)	2,466	(58,103)
Dividends paid	(142,362)	(152,784)	(1,636,345)
Repurchases of treasury stock, net	(149,968)	(99,766)	(1,723,770)
Other, net	(19,236)	(3,484)	(221,103)

Net cash used in financing activities	(319,739)	(257,513)	(3,675,161)
Effect of exchange rate changes on cash and cash equivalents	41,853	(22,858)	481,069

Net change in cash and cash equivalents	(106,549)	(67,352)	(1,224,701)
Cash and cash equivalents at beginning of year	773,227	840,579	8,887,667

Cash and cash equivalents at end of year	¥666,678	¥773,227	$7,662,966

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6.  NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

7.  SEGMENT INFORMATION

(1) SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fourth quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended December 31, 2012	Three months ended December 31, 2011	Change(%)		Three months ended December 31, 2012
Office
Net sales:
External customers	¥454,691	¥497,458	-	8.6	$5,226,333
Intersegment	1,632	883	+	84.8	18,759

Total	456,323	498,341	-	8.4	5,245,092

Operating cost and expenses	405,051	429,747	-	5.7	4,655,759

Operating profit	¥51,272	¥68,594	-	25.3	$589,333

Imaging System
Net sales:
External customers	¥410,292	¥372,495	+	10.1	$4,716,000
Intersegment	383	270	+	41.9	4,402

Total	410,675	372,765	+	10.2	4,720,402

Operating cost and expenses	355,712	321,867	+	10.5	4,088,643

Operating profit	¥54,963	¥50,898	+	8.0	$631,759

Industry and Others
Net sales:
External customers	¥86,411	¥94,804	-	8.9	$993,230
Intersegment	20,357	19,226	+	5.9	233,988

Total	106,768	114,030	-	6.4	1,227,218

Operating cost and expenses	116,218	110,253	+	5.4	1,335,839

Operating profit (loss)	¥(9,450)	¥3,777		-	$(108,621)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(22,372)	(20,379)		-	(257,149)

Total	(22,372)	(20,379)		-	(257,149)

Operating cost and expenses	(3,291)	8,280		-	(37,827)

Operating profit	¥(19,081)	¥(28,659)		-	$(219,322)

Consolidated
Net sales:
External customers	¥951,394	¥964,757	-	1.4	$10,935,563
Intersegment	-	-		-	-

Total	951,394	964,757	-	1.4	10,935,563

Operating cost and expenses	873,690	870,147	+	0.4	10,042,414

Operating profit	¥77,704	¥94,610	-	17.9	$893,149

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
	Year ended December 31, 2012	Year ended December 31, 2011	Change(%)		Year ended December 31, 2012
Office
Net sales:
External customers	¥1,751,960	¥1,912,112	-	8.4	$20,137,471
Intersegment	5,615	5,831	-	3.7	64,540

Total	1,757,575	1,917,943	-	8.4	20,202,011

Operating cost and expenses	1,553,997	1,658,678	-	6.3	17,862,034

Operating profit	203,578	259,265	-	21.5	2,339,977

Total assets	828,222	821,782	+	0.8	9,519,793
Depreciation and amortization	77,660	93,196	-	16.7	892,644
Capital expenditures	¥58,402	¥53,888	+	8.4	$671,287

Imaging System
Net sales:
External customers	¥1,404,394	¥1,311,023	+	7.1	$16,142,460
Intersegment	1,577	1,021	+	54.5	18,126

Total	1,405,971	1,312,044	+	7.2	16,160,586

Operating cost and expenses	1,195,653	1,100,750	+	8.6	13,743,138

Operating profit	210,318	211,294	-	0.5	2,417,448

Total assets	614,328	452,809	+	35.7	7,061,241
Depreciation and amortization	53,664	45,609	+	17.7	616,828
Capital expenditures	¥58,142	¥48,192	+	20.6	$668,299

Industry and Others
Net sales:
External customers	¥323,434	¥334,298	-	3.2	$3,717,632
Intersegment	84,406	86,565	-	2.5	970,184

Total	407,840	420,863	-	3.1	4,687,816

Operating cost and expenses	401,930	396,563	+	1.4	4,619,885

Operating profit	5,910	24,300	-	75.7	67,931

Total assets	337,899	362,638	-	6.8	3,883,897
Depreciation and amortization	34,264	29,685	+	15.4	393,839
Capital expenditures	¥44,086	¥37,648	+	17.1	$506,736

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(91,598)	(93,417)		-	(1,052,850)

Total	(91,598)	(93,417)		-	(1,052,850)

Operating cost and expenses	4,352	23,371		-	50,023

Operating profit	(95,950)	(116,788)		-	(1,102,873)

Total assets	2,175,054	2,293,498	-	5.2	25,000,621
Depreciation and amortization	92,545	92,853	-	0.3	1,063,735
Capital expenditures	¥146,031	¥122,753	+	19.0	$1,678,517

Consolidated
Net sales:
External customers	¥3,479,788	¥3,557,433	-	2.2	$39,997,563
Intersegment	-	-		-	-

Total	3,479,788	3,557,433	-	2.2	39,997,563

Operating cost and expenses	3,155,932	3,179,362	-	0.7	36,275,080

Operating profit	323,856	378,071	-	14.3	3,722,483

Total assets	3,955,503	3,930,727	+	0.6	45,465,552
Depreciation and amortization	258,133	261,343	-	1.2	2,967,046
Capital expenditures	¥306,661	¥262,481	+	16.8	$3,524,839

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the fourth quarter	Millions of yen			Thousands of U.S. dollars
	Three months ended December 31, 2012	Three months ended December 31, 2011	Change(%)	Three months ended December 31, 2012
Japan
Net sales:
External customers	¥235,054	¥235,536	- 0.2	$2,701,770
Intersegment	432,284	453,351	- 4.6	4,968,782

Total	667,338	688,887	- 3.1	7,670,552

Operating cost and expenses	581,197	573,720	+ 1.3	6,680,426

Operating profit	¥86,141	¥115,167	- 25.2	$990,126

Americas
Net sales:
External customers	¥265,178	¥270,657	- 2.0	$3,048,023
Intersegment	5,610	3,865	+ 45.1	64,483

Total	270,788	274,522	- 1.4	3,112,506

Operating cost and expenses	266,439	270,760	- 1.6	3,062,517

Operating profit	¥4,349	¥3,762	+ 15.6	$49,989

Europe
Net sales:
External customers	¥287,103	¥290,453	- 1.2	$3,300,034
Intersegment	1,339	1,198	+ 11.8	15,391

Total	288,442	291,651	- 1.1	3,315,425

Operating cost and expenses	271,253	280,512	- 3.3	3,117,850

Operating profit	¥17,189	¥11,139	+ 54.3	$197,575

Asia and Oceania
Net sales:
External customers	¥164,059	¥168,111	- 2.4	$1,885,736
Intersegment	185,498	183,399	+ 1.1	2,132,161

Total	349,557	351,510	- 0.6	4,017,897

Operating cost and expenses	347,868	351,680	- 1.1	3,998,483

Operating profit (loss)	¥1,689	¥(170)	-	$19,414

Corporate and Eliminations
Net sales:
External customers	¥-	¥-	-	$-
Intersegment	(624,731)	(641,813)	-	(7,180,817)

Total	(624,731)	(641,813)	-	(7,180,817)

Operating cost and expenses	(593,067)	(606,525)	-	(6,816,862)

Operating profit	¥(31,664)	¥(35,288)	-	$(363,955)

Consolidated
Net sales:
External customers	¥951,394	¥964,757	- 1.4	$10,935,563
Intersegment	-	-	-	-

Total	951,394	964,757	- 1.4	10,935,563

Operating cost and expenses	873,690	870,147	+ 0.4	10,042,414

Operating profit	¥77,704	¥94,610	- 17.9	$893,149

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
	Year ended December 31, 2012	Year ended December 31, 2011	Change(%)		Year ended December 31, 2012
Japan
Net sales:
External customers	¥834,406	¥807,883	+	3.3	$9,590,874
Intersegment	1,829,834	1,873,157	-	2.3	21,032,574

Total	2,664,240	2,681,040	-	0.6	30,623,448

Operating cost and expenses	2,336,536	2,273,336	+	2.8	26,856,735

Operating profit	327,704	407,704	-	19.6	3,766,713

Total assets	¥1,206,702	¥1,236,468	-	2.4	$13,870,138

Americas
Net sales:
External customers	¥932,987	¥952,833	-	2.1	$10,723,989
Intersegment	23,767	16,217	+	46.6	273,183

Total	956,754	969,050	-	1.3	10,997,172

Operating cost and expenses	937,111	948,593	-	1.2	10,771,390

Operating profit	19,643	20,457	-	4.0	225,782

Total assets	¥339,918	¥250,131	+	35.9	$3,907,103

Europe
Net sales:
External customers	¥1,010,922	¥1,109,256	-	8.9	$11,619,793
Intersegment	5,650	4,681	+	20.7	64,943

Total	1,016,572	1,113,937	-	8.7	11,684,736

Operating cost and expenses	972,585	1,069,489	-	9.1	11,179,138

Operating profit	43,987	44,448	-	1.0	505,598

Total assets	¥457,592	¥427,030	+	7.2	$5,259,678

Asia and Oceania
Net sales:
External customers	¥701,473	¥687,461	+	2.0	$8,062,907
Intersegment	781,836	744,179	+	5.1	8,986,622

Total	1,483,309	1,431,640	+	3.6	17,049,529

Operating cost and expenses	1,437,527	1,388,580	+	3.5	16,523,299

Operating profit	45,782	43,060	+	6.3	526,230

Total assets	¥548,583	¥442,263	+	24.0	$6,305,552

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(2,641,087)	(2,638,234)		-	(30,357,322)

Total	(2,641,087)	(2,638,234)		-	(30,357,322)

Operating cost and expenses	(2,527,827)	(2,500,636)		-	(29,055,482)

Operating profit	(113,260)	(137,598)		-	(1,301,840)

Total assets	¥1,402,708	¥1,574,835		-	$16,123,081

Consolidated
Net sales:
External customers	¥3,479,788	¥3,557,433	-	2.2	$39,997,563
Intersegment	-	-		-	-

Total	3,479,788	3,557,433	-	2.2	39,997,563

Operating cost and expenses	3,155,932	3,179,362	-	0.7	36,275,080

Operating profit	323,856	378,071	-	14.3	3,722,483

Total assets	¥3,955,503	¥3,930,727	+	0.6	$45,465,552

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	December 31, 2012	December 31, 2011	Change
Subsidiaries	275	277	(2)
Affiliates	9	11	(2)
Total	284	288	(4)

2.	Change in Group Entities

Subsidiaries
Addition:	21 companies
Removal:	23 companies

Affiliates(Carried at Equity Basis)
Removal:	2 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	NET INCOME ATTRIBUTABLE TO CANON INC. STOCKHOLDERS PER SHARE

Results for the fiscal year	Millions of yen		Thousands of U.S. dollars
	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2012

Net income attributable to Canon Inc.
-Basic	¥224,564	¥248,630	$2,581,195
-Diluted	224,564	248,630	2,581,195

	Number of shares
Average common shares outstanding
-Basic	1,173,647,835	1,215,832,419
-Diluted	1,173,668,409	1,215,892,971

	Yen		U.S. dollars
Net income attributable to
Canon Inc. stockholders per share:
-Basic	¥191.34	¥204.49	$2.20
-Diluted	191.34	204.48	2.20

(2)	FINANCE RECEIVABLES AND OPERATING LEASES, ACQUISITIONS, MARKETABLE SECURITIES, DEFERRED TAX ACCOUNTING, EMPLOYEE RETIREMENT AND SEVERANCE BENEFITS, STOCK OPTIONS, DERIVATIVE CONTRACTS AND OTHERS

The disclosure is omitted as it is not considered significant in this report.

(3) SUBSEQUENT EVENT

There is no significant subsequent event.

CANON INC.

NON-CONSOLIDATED

10.  NON-CONSOLIDATED BALANCE SHEETS

          ( Parent company only )

	Millions of yen
	As of December 31, 2012	As of December 31, 2011
ASSETS
Current assets:
Cash	¥28,719	¥124,069
Trade receivables	552,776	548,293
Marketable securities	51,420	113,680
Inventories	183,965	153,810
Prepaid expenses and other current assets	178,881	217,675
Allowance for doubtful receivables	(398)	-

Total current assets	995,363	1,157,527

Fixed assets:
Net property, plant and equipment	723,256	750,924
Intangibles	31,950	35,447
Investments and other fixed assets	586,508	567,764
Allowance for doubtful receivables-noncurrent	(75)	(54)

Total fixed assets	1,341,639	1,354,081

Total assets	¥2,337,002	¥2,511,608

LIABILITIES AND NET ASSETS
Current liabilities:
Trade payables	¥293,627	¥290,029
Short-term loans	239,741	282,358
Accrued income taxes	40,868	23,614
Accrued warranty expenses	1,980	2,988
Accrued bonuses for employees	4,382	4,352
Accrued bonuses for directors	191	229
Other current liabilities	119,828	134,610

Total current liabilities	700,617	738,180

Noncurrent liabilities:
Accrued pension and severance cost	33,507	33,014
Accrued directors’ retirement benefits	1,575	1,789
Reserve for environmental provision	5,084	7,986
Accrued long service rewards for employees	1,522	1,533
Other noncurrent liabilities	9	10

Total noncurrent liabilities	41,697	44,332

Total liabilities	742,314	782,512

Net assets:
Stockholders’ equity	1,593,998	1,728,672
Valuation and translation adjustments	(1,669)	(1,719)
Subscription right to shares	2,359	2,143

Total net assets	1,594,688	1,729,096

Total liabilities and net assets	¥2,337,002	¥2,511,608

CANON INC.

NON-CONSOLIDATED

11.  NON-CONSOLIDATED STATEMENTS OF INCOME

          ( Parent company only )

	Millions of yen
	Year ended December 31, 2012	Year ended December 31, 2011
Net sales	¥2,113,420	¥2,160,732
Cost of sales	1,488,101	1,463,994

Gross profit	625,319	696,738
Selling, general and administrative expenses	426,624	449,824

Operating profit	198,695	246,914
Other income (deductions):
Interest and dividend income	12,153	17,266
Interest expense	(2,214)	(2,238)
Other, net	27,094	20,110

	37,033	35,138

Ordinary profit	235,728	282,052

Non-ordinary gain (loss), net	(4,622)	(39,903)

Income before income taxes	231,106	242,149
Income taxes	73,459	68,948

Net income	¥157,647	¥173,201

CANON INC.

NON-CONSOLIDATED

12. NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

( Parent company only )

	Millions of yen
	Year ended December 31, 2012	Year ended December 31, 2011
Stockholders’ equity
Common stock
Balance at the beginning of current period	¥174,762	¥174,762
Changes of items during the period
Total changes of items during the period	–	–

Balance at the end of current period	174,762	174,762

Capital surplus
Additional paid-in capital
Balance at the beginning of current period	306,288	306,288
Changes of items during the period
Total changes of items during the period	–	–

Balance at the end of current period	306,288	306,288

Retained earnings
Legal reserve
Balance at the beginning of current period	22,114	22,114
Changes of items during the period
Total changes of items during the period	–	–

Balance at the end of current period	22,114	22,114

Other retained earnings
Reserve for special depreciation
Balance at the beginning of current period	371	796
Changes of items during the period
Transfer to reserve for special depreciation	240	–
Reversal of reserve for special depreciation	(177)	(425)

Total changes of items during the period	63	(425)

Balance at the end of current period	434	371

Reserve for deferral of capital gain on property
Balance at the beginning of current period	2,983	2,913
Changes of items during the period
Transfer to reserve for deferral of capital gain on property	201	165
Reversal of reserve for deferral of capital gain on property	(95)	(95)

Total changes of items during the period	106	70

Balance at the end of current period	3,089	2,983

Special reserves
Balance at the beginning of current period	1,249,928	1,249,928
Changes of items during the period
Total changes of items during the period	–	–

Balance at the end of current period	1,249,928	1,249,928

Retained earnings
Balance at the beginning of current period	633,957	613,287
Changes of items during the period
Transfer to reserve for special depreciation	(240)	–
Reversal of reserve for special depreciation	177	425
Transfer to reserve for deferral of capital gain on property	(201)	(165)
Reversal of reserve for deferral of capital gain on property	95	95
Dividends paid	(142,362)	(152,784)
Net income	157,647	173,201
Disposal of treasury stock	(17)	(102)

Total changes of items during the period	15,099	20,670

Balance at the end of current period	649,056	633,957

CANON INC.

NON-CONSOLIDATED

	Millions of yen
	Year ended December 31, 2012	Year ended December 31, 2011
Treasury stock
Balance at the beginning of current period	(661,731)	(562,113)
Changes of items during the period
Purchase of treasury stock	(150,020)	(100,038)
Disposal of treasury stock	78	420

Total changes of items during the period	(149,942)	(99,618)

Balance at the end of current period	(811,673)	(661,731)

Total stockholders’ equity
Balance at the beginning of current period	1,728,672	1,807,975
Changes of items during the period
Dividends paid	(142,362)	(152,784)
Net income	157,647	173,201
Purchase of treasury stock	(150,020)	(100,038)
Disposal of treasury stock	61	318

Total changes of items during the period	(134,674)	(79,303)

Balance at the end of current period	1,593,998	1,728,672

Valuation and translation adjustments
Net unrealized gains (losses) on securities
Balance at the beginning of current period	(2,107)	1,358
Changes of items during the period
Net changes of items other than stockholders’ equity	2,806	(3,465)

Total changes of items during the period	2,806	(3,465)

Balance at the end of current period	699	(2,107)

Net deferred profits (losses) on hedges
Balance at the beginning of current period	388	1,127
Changes of items during the period
Net changes of items other than stockholders’ equity	(2,756)	(739)

Total changes of items during the period	(2,756)	(739)

Balance at the end of current period	(2,368)	388

Subscription rights to shares
Balance at the beginning of current period	2,143	1,441
Changes of items during the period
Net changes of items other than stockholders’ equity	216	702

Total changes of items during the period	216	702

Balance at the end of current period	2,359	2,143

Total net assets
Balance at the beginning of current period	1,729,096	1,811,901
Changes of items during the period
Dividends paid	(142,362)	(152,784)
Net income	157,647	173,201
Purchase of treasury stock	(150,020)	(100,038)
Disposal of treasury stock	61	318
Net changes of items other than stockholders’ equity	266	(3,502)

Total changes of items during the period	(134,408)	(82,805)

Balance at the end of current period	¥1,594,688	¥1,729,096

CANON INC.

NON-CONSOLIDATED

13.  NOTE FOR GOING CONCERN ASSUMPTION

( Parent company only )

Not applicable.

NON-CONSOLIDATED

Directors

(Current Titles are Shown in the Parentheses)

(1) Candidates for new Directors to be appointed on March 28

Masanori Yamada	(Senior Executive Officer, Group Executive of Network Visual Solution Business Promotion Headquarters)

Aitake Wakiya	(Executive Officer, Deputy Group Executive of Finance & Accounting Headquarters)

Kazuto Ono	(Executive Officer, Group Executive of Human Resources Management & Organization Headquarters)

Executive Officers

(1) Candidate for Executive Officer to be promoted on April 1

Senior Executive Officer	Seymour Liebman	(Executive Officer, Executive Vice President of Canon U.S.A., Inc.)

(2) Candidates for new Executive Officers to be appointed on April 1

Nobutoshi Mizusawa	(Group Executive of R&D Project Group)

Yoichi Iwabuchi	(Senior General Manager of Software Platform Technology Development Center)

(3) Candidate for Executive Officer to be retired on March 31

Advisor to be appointed on April 1	Yukiaki Hashimoto	(Executive Officer)

Canon Inc.

January 30, 2013

CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2012

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2012)	S 1
2.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2013/Projection)	S 2
3.	SEGMENT INFORMATION BY BUSINESS UNIT (2012)	S 3
4.	OTHER INCOME / DEDUCTIONS (2012)	S 3
5.	SEGMENT INFORMATION BY BUSINESS UNIT (2013/Projection)	S 4
6.	OTHER INCOME / DEDUCTIONS (2013/Projection)	S 4
7.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 5
8.	SALES GROWTH IN LOCAL CURRENCY	S 5
9.	PROFITABILITY	S 6
10.	IMPACT OF FOREIGN EXCHANGE RATES	S 6
11.	STATEMENTS OF CASH FLOWS	S 6
12.	R&D EXPENDITURE	S 7
13.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 7
14.	INVENTORIES	S 7
15.	DEBT RATIO	S 7
16.	OVERSEAS PRODUCTION RATIO	S 7
17.	NUMBER OF EMPLOYEES	S 7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2012)	(Millions of yen)

	2012		2011		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Japan
Office	94,052	368,939	97,192	362,528	-3.2%	+1.8%
Imaging System	74,403	213,465	61,590	187,397	+20.8%	+13.9%
Industry and Others	30,348	137,882	42,538	144,525	-28.7%	-4.6%
Total	198,803	720,286	201,320	694,450	-1.3%	+3.7%
Overseas
Office	360,639	1,383,021	400,266	1,549,584	-9.9%	-10.7%
Imaging System	335,889	1,190,929	310,905	1,123,626	+8.0%	+6.0%
Industry and Others	56,063	185,552	52,266	189,773	+7.3%	-2.2%
Total	752,591	2,759,502	763,437	2,862,983	-1.4%	-3.6%
Americas
Office	134,820	530,382	153,937	588,190	-12.4%	-9.8%
Imaging System	120,383	366,888	109,762	335,158	+9.7%	+9.5%
Industry and Others	11,149	42,603	10,605	38,607	+5.1%	+10.4%
Total	266,352	939,873	274,304	961,955	-2.9%	-2.3%
Europe
Office	165,551	597,341	179,701	696,239	-7.9%	-14.2%
Imaging System	116,522	394,612	105,012	391,747	+11.0%	+0.7%
Industry and Others	6,836	22,085	5,935	25,079	+15.2%	-11.9%
Total	288,909	1,014,038	290,648	1,113,065	-0.6%	-8.9%
Asia and Oceania
Office	60,268	255,298	66,628	265,155	-9.5%	-3.7%
Imaging System	98,984	429,429	96,131	396,721	+3.0%	+8.2%
Industry and Others	38,078	120,864	35,726	126,087	+6.6%	-4.1%
Total	197,330	805,591	198,485	787,963	-0.6%	+2.2%
Intersegment
Office	1,632	5,615	883	5,831	+84.8%	-3.7%
Imaging System	383	1,577	270	1,021	+41.9%	+54.5%
Industry and Others	20,357	84,406	19,226	86,565	+5.9%	-2.5%
Eliminations	(22,372)	(91,598)	(20,379)	(93,417)	-	-
Total	0	0	0	0	-	-
Total
Office	456,323	1,757,575	498,341	1,917,943	-8.4%	-8.4%
Imaging System	410,675	1,405,971	372,765	1,312,044	+10.2%	+7.2%
Industry and Others	106,768	407,840	114,030	420,863	-6.4%	-3.1%
Eliminations	(22,372)	(91,598)	(20,379)	(93,417)	-	-
Total	951,394	3,479,788	964,757	3,557,433	-1.4%	-2.2%

- S1 -

Canon Inc.

2. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2013/Projection)

(1) Sales by business unit	(Millions of yen	)

	2013 (P)	2012	Change year over year
	Year	Year	Year
Office	1,893,100	1,757,575	+7.7%
Imaging System	1,579,100	1,405,971	+12.3%
Industry and Others	440,800	407,840	+8.1%
Eliminations	(103,000)	(91,598)	-
Total	3,810,000	3,479,788	+9.5%
			(P)=Projection

(2) Sales by region			(Millions of yen)
	2013 (P)	2012	Change year over year
	Year	Year	Year
Japan	748,400	720,286	+3.9%
Overseas	3,061,600	2,759,502	+10.9%
Americas	1,023,400	939,873	+8.9%
Europe	1,146,800	1,014,038	+13.1%
Asia and Oceania	891,400	805,591	+10.7%
Total	3,810,000	3,479,788	+9.5%
			(P)=Projection

- S2 -

Canon Inc.

3. SEGMENT INFORMATION BY BUSINESS UNIT (2012)	(Millions of yen)

	2012		2011		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Office
External customers	454,691	1,751,960	497,458	1,912,112	-8.6%	-8.4%
Intersegment	1,632	5,615	883	5,831	+84.8%	-3.7%
Total sales	456,323	1,757,575	498,341	1,917,943	-8.4%	-8.4%
Operating profit	51,272	203,578	68,594	259,265	-25.3%	-21.5%
% of sales	11.2%	11.6%	13.8%	13.5%	-	-
Imaging System
External customers	410,292	1,404,394	372,495	1,311,023	+10.1%	+7.1%
Intersegment	383	1,577	270	1,021	+41.9%	+54.5%
Total sales	410,675	1,405,971	372,765	1,312,044	+10.2%	+7.2%
Operating profit	54,963	210,318	50,898	211,294	+8.0%	-0.5%
% of sales	13.4%	15.0%	13.7%	16.1%	-	-
Industry and Others
External customers	86,411	323,434	94,804	334,298	-8.9%	-3.2%
Intersegment	20,357	84,406	19,226	86,565	+5.9%	-2.5%
Total sales	106,768	407,840	114,030	420,863	-6.4%	-3.1%
Operating profit	(9,450)	5,910	3,777	24,300	-	-75.7%
% of sales	-8.9%	1.4%	3.3%	5.8%	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(22,372)	(91,598)	(20,379)	(93,417)	-	-
Total sales	(22,372)	(91,598)	(20,379)	(93,417)	-	-
Operating profit	(19,081)	(95,950)	(28,659)	(116,788)	-	-
Consolidated
External customers	951,394	3,479,788	964,757	3,557,433	-1.4%	-2.2%
Intersegment	-	-	-	-	-	-
Total sales	951,394	3,479,788	964,757	3,557,433	-1.4%	-2.2%
Operating profit	77,704	323,856	94,610	378,071	-17.9%	-14.3%
% of sales	8.2%	9.3%	9.8%	10.6%	-	-

4. OTHER INCOME / DEDUCTIONS (2012)					(Millions of yen)
	2012		2011		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Interest and dividend, net	1,194	5,770	2,455	7,444	(1,261)	(1,674)
Forex gain (loss)	10,477	9,130	2,372	(3,287)	+8,105	+12,417
Equity earnings (loss) of affiliated companies	(64)	610	(1,714)	(7,368)	+1,650	+7,978
Other, net	(203)	3,191	(5,123)	(336)	+4,920	+3,527
Total	11,404	18,701	(2,010)	(3,547)	+13,414	+22,248

- S3 -

Canon Inc.

5. SEGMENT INFORMATION BY BUSINESS UNIT (2013/Projection)			(Millions of yen )
	2013 (P)	2012	Change year over year
	Year	Year	Year
Office
External customers	1,885,900	1,751,960	+7.6%
Intersegment	7,200	5,615	+28.2%
Total sales	1,893,100	1,757,575	+7.7%
Operating profit	227,200	203,578	+11.6%
% of sales	12.0%	11.6%	-
Imaging System
External customers	1,578,000	1,404,394	+12.4%
Intersegment	1,100	1,577	-30.2%
Total sales	1,579,100	1,405,971	+12.3%
Operating profit	285,000	210,318	+35.5%
% of sales	18.0%	15.0%	-
Industry and Others
External customers	346,100	323,434	+7.0%
Intersegment	94,700	84,406	+12.2%
Total sales	440,800	407,840	+8.1%
Operating profit	(7,600)	5,910	-
% of sales	-1.7%	1.4%	-
Corporate and Eliminations
External customers	-	-	-
Intersegment	(103,000)	(91,598)	-
Total sales	(103,000)	(91,598)	-
Operating profit	(94,600)	(95,950)	-
Consolidated
External customers	3,810,000	3,479,788	+9.5%
Intersegment	-	-	-
Total sales	3,810,000	3,479,788	+9.5%
Operating profit	410,000	323,856	+26.6%
% of sales	10.8%	9.3%	-
			(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2013/Projection)			(Millions of yen)
	2013 (P)	2012	Change year over year
	Year	Year	Year
Interest and dividend, net	4,000	5,770	(1,770)
Forex gain (loss)	(11,500)	9,130	(20,630)
Equity earnings (loss) of affiliated companies	1,100	610	+490
Other, net	(3,600)	3,191	(6,791)
Total	(10,000)	18,701	(28,701)
			(P)=Projection

- S4 -

Canon Inc.

7. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT

	2013 (P)	2012		2011
	Year	4th quarter	Year	4th quarter	Year
Office
Monochrome copiers	16%	16%	16%	15%	15%
Color copiers	19%	20%	19%	19%	17%
Printers	43%	43%	44%	46%	48%
Others	22%	21%	21%	20%	20%
Imaging System
Cameras	72%	68%	70%	71%	71%
Inkjet printers	22%	25%	22%	24%	24%
Others	6%	7%	8%	5%	5%
Industry and Others
Lithography equipment	17%	8%	15%	26%	19%
Others	83%	92%	85%	74%	81%
			(P)=Projection
8. SALES GROWTH IN LOCAL CURRENCY
	2013 (P)	2012
	Year	4th quarter	Year
Office
Japan	-	-3.2%	+1.8%
Overseas	-	-13.3%	-8.6%
Total	+2.2%	-11.2%	-6.6%
Imaging System
Japan	-	+20.8%	+13.9%
Overseas	-	+4.3%	+8.2%
Total	+5.3%	+7.0%	+9.0%
Industry and Others
Japan	-	-28.7%	-4.6%
Overseas	-	+5.3%	-1.7%
Total	+6.5%	-7.3%	-2.9%
Total
Japan	+3.9%	-1.3%	+3.7%
Overseas	+3.6%	-4.9%	-1.5%
Americas	+3.0%	-7.5%	-2.7%
Europe	+2.0%	-2.1%	-2.8%
Asia and Oceania	+6.3%	-5.4%	+1.6%
Total	+3.7%	-4.1%	-0.5%
	(P)=Projection

- S5 -

Canon Inc.

9. PROFITABILITY

	2013 (P)	2012	2011
	Year	Year	Year
ROE *1	9.7%	8.7%	9.6%
ROA *2	6.4%	5.7%	6.3%
			(P)=Projection
*1 Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity *2 Based on Net Income attributable to Canon Inc. 10. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen )
	2013 (P)	2012		2011
	Year	4th quarter	Year	4th quarter	Year
Yen/US$	85.00	81.26	79.96	77.40	79.55
Yen/Euro	115.00	105.31	102.80	104.22	110.72
				(P)=Projection

	(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)
	2013 (P)	2012
	Year	4th quarter	Year
US$	+83.6	+17.3	+9.5
Euro	+102.2	+2.4	(69.2)
Other currencies	+17.1	+5.1	+5.4
Total	+202.9	+24.8	(54.3)
			(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2013 (P)
	Year
On sales
US$	19.7
Euro	8.6
On operating profit
US$	7.7
Euro	4.6
	(P)=Projection

11. STATEMENTS OF CASH FLOWS				(Millions of yen)
	2013 (P)	2012		2011
	Year	4th quarter	Year	4th quarter	Year
Net cash provided by operating activities	455,000	118,262	384,077	126,979	469,562
Net cash used in investing activities	(325,000)	(57,707)	(212,740)	(54,543)	(256,543)
Free cash flow	130,000	60,555	171,337	72,436	213,019
Net cash used in financing activities	(150,000)	(6,629)	(319,739)	(5,944)	(257,513)
Effect of exchange rate changes on cash and cash equivalents	(6,700)	45,142	41,853	(4,896)	(22,858)
Net change in cash and cash equivalents	(26,700)	99,068	(106,549)	61,596	(67,352)
Cash and cash equivalents at end of period	640,000	666,678	666,678	773,227	773,227
					(P)=Projection

- S6 -

Canon Inc.

12. R&D EXPENDITURE			(Millions of yen)
	2013 (P)	2012	2011
	Year	Year	Year
Office	-	99,484	103,378
Imaging System	-	83,948	82,731
Industry and Others	-	25,635	27,061
Corporate and Eliminations	-	87,397	94,630
Total	315,000	296,464	307,800
% of sales	8.3%	8.5%	8.7%
			(P)=Projection

13. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION
			(Millions of yen)
	2013 (P)	2012	2011
	Year	Year	Year
Increase in PP&E
Office	-	54,932	48,729
Imaging System	-	55,623	46,091
Industry and Others	-	42,288	36,582
Corporate and Eliminations	-	117,614	95,467
Total	265,000	270,457	226,869
Depreciation and amortization
Office	-	77,660	93,196
Imaging System	-	53,664	45,609
Industry and Others	-	34,264	29,685
Corporate and Eliminations	-	92,545	92,853
Total	270,000	258,133	261,343
			(P)=Projection

14. INVENTORIES
(1) Inventories			(Millions of yen)
	2012	2011	Difference
	Dec.31	Dec.31
Office	201,661	207,690	(6,029)
Imaging System	245,973	148,954	+97,019
Industry and Others	103,989	120,060	(16,071)
Total	551,623	476,704	+74,919

(2) Inventories/Sales*			(Days)
	2012	2011	Difference
	Dec.31	Dec.31
Office	43	39	+4
Imaging System	61	38	+23
Industry and Others	124	115	+9
Total	57	46	+11
*Index based on the previous six months sales.

15. DEBT RATIO
	2012	2011	Difference
	Dec.31	Dec.31
Total debt / Total assets	0.1%	0.3%	-0.2%

16. OVERSEAS PRODUCTION RATIO
	2012	2011
	Year	Year
Overseas production ratio	52%	52%

17. NUMBER OF EMPLOYEES
	2012	2011	Difference
	Dec.31	Dec.31
Japan	70,234	70,346	(112)
Overseas	126,734	127,961	(1,227)
Total	196,968	198,307	(1,339)

- S7 -